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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECEIVED SEP 10 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 180

For the month of September 2002

TMM Group
(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, México City, D.F., C.P. 14010 México
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.]

PROCESSED SEP 12 2002 THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo TMM, S.A. de C.V.
(Registrant)

Date September 9, 2002

By __________
(Signature)*

Name: Jacinto Marina
Title: Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

1. Grupo TMM, S.A. de C.V. press release, dated August 29, 2002.

2. Grupo TMM, S.A. de C.V. press release, dated August 29, 2002.

This Form 6-K and the information contained herein is hereby incorporated by reference into the Registration Statements on Form F-3, Numbers 333-90710 and 333-90712.

Grupo TMM

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (Investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
THURSDAY, AUGUST 29, 2002

GRUPO TMM RECEIVES SHAREHOLDER APPROVAL FOR RECLASSIFICATION OF SHARES

Mexico City, August 29, 2002 - Grupo TMM (NYSE: TMM and TMM/L), the largest Latin American multi-modal transportation and logistics company, and owner of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM), announced that its shareholders have approved a reclassification of the company's shares at a special meeting held on August 28, 2002. At a date to be determined in early September, each of the company's Series "L" shares will be exchanged for Series "A" shares on a one-for-one basis, and all shares of the company will then trade as "TMM".

Javier Segovia, president of Grupo TMM, commented, "With only one class of stock, Grupo TMM's capital structure is now more transparent and puts the company more closely in line with international corporate governance practice and capital market expectations."

In filings with the Securities and Exchange Commission, the company has stated that the reclassification of the company's shares is part of a broader company-wide restructuring plan launched by Grupo TMM's management in 1998 with the strategic objective of (1) divesting underperforming businesses and continuing expansion of historically higher-margin businesses; (2) continuing the development of Grupo TMM as the largest Mexican provider of an integrated array of transportation and logistics services; (3) streamlining Grupo TMM's corporate structure to realize corporate governance efficiencies; and (4) aligning the interests of all shareholders more closely.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.gtfm.com.mx. Both sites offer Spanish/English language options.

Grupo TMM

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (Investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
THURSDAY, AUGUST 29, 2002

GRUPO TMM ANNOUNCES EXCHANGE OFFER FOR EXISITING DEBT

Mexico City, August 29, 2002 - Grupo TMM (NYSE: TMM and TMM/L), the largest Latin American multi-modal transportation and logistics company, and owner of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM), announced that, consistent with its previously announced plan to extend the company's debt profile, it intends to offer to exchange new debt securities for all of the outstanding 9 ½ percent Senior Notes due 2003 and 10 ¼ percent Senior Notes due 2006. The terms, including the interest rate of the new debt securities, have not been finalized, but are expected to be senior unsecured debt of Grupo TMM maturing in 2009. In addition, the new debt securities will be guaranteed on a senior unsecured basis by TMM Holdings, S.A. de C.V., a newly-formed, wholly-owned subsidiary of Grupo TMM, which will indirectly hold all of the approximately 51 percent voting and 38.4 percent effective economic interest of Grupo TMM in Grupo TFM S.A. de C.V., through which Grupo TMM conducts its rail operations.

In connection with the exchange offers, the company also expects to solicit consents from the holders of the outstanding 9 ½ percent Senior Notes due 2003 and 10 ¼ percent Senior Notes due 2006, to amend or eliminate certain of the covenants contained in indentures governing those notes. Holders who tender notes and give their consents prior to the deadline established for the consent solicitation will be entitled to receive a cash consent fee. The amendments will only become effective upon completion of the exchange offers. The exchange offers and consent solicitations will be described in the offering material.

"I am pleased that we have formulated a plan to extend the maturities of our outstanding debt and to provide the company with additional financial flexibility to execute its business plan," said Javier Segovia, Grupo TMM's president. "Once we have completed our regulatory filings and obtained all necessary governmental authorizations, we will commence our exchange offers, which we expect to complete early in the fourth quarter of 2002."

Grupo TMM has filed a registration statement relating to the exchange offers with the United States Securities and Exchange Commission, and expects to commence the offers as soon as practicable after the registration statement is declared effective and it has obtained the necessary authorizations from the Comision Nacional Bancaria y de Valores de Mexico.

This press release is not an offer to sell or the solicitation of an offer to buy any of the Notes to be issued in the exchange offers described above. Such an offer is only made by the Consent Solicitation Statement.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.gtfm.com.mx. Both sites offer Spanish/English language options.

Included in this release are contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the company's management, as well as on assumptions made. Actual results may differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S. -Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability; the success of the company's investment in TFM, S.A. de C.V. and other businesses; delays encountered in the registration of the new debt securities that will be issued in the exchange offer or other delays in commencing or completing the exchange offers; the ability to complete the exchange offers on acceptable terms; and if necessary, the ability of the company to refinance its debt on favorable terms. These risk factors and additional information are included in the company's reports on Forms 6K and 20-F on file with the Securities and Exchange Commission.